Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations	$106,091	$38,612	$73,580	$34,617	$102,080	$45,376	$55,361

Interest expense incurred, net	355,035	360,207	482,820	417,576	351,866	296,315	275,913
Amortization of deferred financing costs	6,751	7,853	10,121	8,077	6,338	5,676	4,958

Earnings before combined fixed charges and preferred distributions	467,877	406,672	566,521	460,270	460,284	347,367	336,232

Preference Unit distributions	(10,887)	(19,157)	(22,792)	(37,113)	(49,642)	(53,746)	(76,435)
Premium on redemption of Preference Units	—	(6,144)	(6,154)	(3,965)	(4,359)	—	(20,237)
Preference Interest and Junior Preference Unit distributions	(11)	(437)	(441)	(2,002)	(7,606)	(19,490)	(20,536)
Premium on redemption of Preference Interests	—	—	—	(684)	(4,134)	(1,117)	—

Earnings before combined fixed charges	$456,979	$380,934	$537,134	$416,506	$394,543	$273,014	$219,024

Interest expense incurred, net	$355,035	$360,207	$482,820	$417,576	$351,866	$296,315	$275,913
Amortization of deferred financing costs	6,751	7,853	10,121	8,077	6,338	5,676	4,958
Interest capitalized for real estate and unconsolidated entities under development	45,117	30,753	45,107	20,734	13,701	13,969	20,647
Amortization of deferred financing costs for real estate under development	1,509	755	1,521	46	—	—	—

Total combined fixed charges	408,412	399,568	539,569	446,433	371,905	315,960	301,518

Preference Unit distributions	10,887	19,157	22,792	37,113	49,642	53,746	76,435
Premium on redemption of Preference Units	—	6,144	6,154	3,965	4,359	—	20,237
Preference Interest and Junior Preference Unit distributions	11	437	441	2,002	7,606	19,490	20,536
Premium on redemption of Preference Interests	—	—	—	684	4,134	1,117	—

Total combined fixed charges and preferred distributions	$419,310	$425,306	$568,956	$490,197	$437,646	$390,313	$418,726

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.12	—	—	—	1.06	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.12	—	—	—	1.05	—	—

(1)	For the nine months ended September 30, 2007, the coverage deficiencies on both ratios approximated $18.6 million. For the years ended December 31, 2007, 2006, 2004 and 2003, the coverage deficiencies on both ratios approximated $2.4 million, $29.9 million, $42.9 million and $82.5 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented. For all periods presented, the ratios have been further reduced due to non-cash depreciation expense charges and premiums on the redemption of Preference Units and/or Preference Interests. The Operating Partnership was in compliance with its unsecured public debt covenants for all periods presented.

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